Issuer Free Writing Prospectus
Dated May 12, 2021
Filed pursuant to Rule 433
Registration No. 333-255945

Skyworks Solutions, Inc.

$500,000,000 0.900% Senior Notes due 2023
$500,000,000 1.800% Senior Notes due 2026
$500,000,000 3.000% Senior Notes due 2031

Pricing Term Sheet

	0.900% Senior Notes due 2023	1.800% Senior Notes due 2026	3.000% Senior Notes due 2031
Issuer:	Skyworks Solutions, Inc.	Skyworks Solutions, Inc.	Skyworks Solutions, Inc.
Principal Amount:	$500,000,000	$500,000,000	$500,000,000
Coupon:	0.900%	1.800%	3.000%
Format:	SEC Registered	SEC Registered	SEC Registered
Trade Date:	May 12, 2021	May 12, 2021	May 12, 2021
Settlement Date:	May 26, 2021 (T+10)(1)	May 26, 2021 (T+10)(1)	May 26, 2021 (T+10)(1)
Maturity Date:	June 1, 2023	June 1, 2026	June 1, 2031
Public Offering Price:	99.970% of the principal amount	99.952% of the principal amount	99.614% of the principal amount
Yield to Maturity:	0.915%	1.810%	3.045%
Benchmark Spread to Treasury:	75 basis points	95 basis points	135 basis points
Benchmark Treasury Issue:	0.125% due April 30, 2023	0.750% due April 30, 2026	1.125% due February 15, 2031
Benchmark Treasury Price:	99-29+	99-15	94-28+
Benchmark Treasury Yield:	0.165%	0.860%	1.695%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2021	June 1 and December 1, commencing December 1, 2021	June 1 and December 1, commencing December 1, 2021
Optional Redemption:	Par call on or after June 1, 2022. Make-whole call: None.	Par call on or after May 1, 2026 (the date that is 1 month prior to maturity). Make-whole call at T+15 basis points.	Par call on or after March 1, 2031 (the date that is 3 months prior to maturity). Make-whole call at T+20 basis points.
Special Mandatory Redemption:	Mandatorily redeemable at 101% of the principal amount of the notes then outstanding plus accrued and unpaid interest to, but not including the date of the special mandatory redemption if (i) the consummation of the acquisition of the infrastructure and automotive business of Silicon Laboratories Inc. (the “Acquisition”) does not occur prior to 5:00 p.m., New York City time, on October 29, 2021, (ii) the Issuer notifies the trustee and the holders of the notes that the Issuer will not pursue the consummation of the Acquisition or (iii) the purchase agreement with respect to the Acquisition has been terminated without the consummation of the Acquisition.	None.	None.

0.900% Senior Notes due 2023	1.800% Senior Notes due 2026	3.000% Senior Notes due 2031
Change of Control Repurchase Event Put:	101% of principal amount plus accrued interest to, but not including, the repurchase date.	101% of principal amount plus accrued interest to, but not including, the repurchase date.	101% of principal amount plus accrued interest to, but not including, the repurchase date.
CUSIP:	83088M AJ1	83088M AK8	83088M AL6
ISIN:	US83088MAJ18	US83088MAK80	US83088MAL63
Ratings*:	BBB- (stable) /BBB+ (stable) (S&P/Fitch)	BBB- (stable) /BBB+ (stable) (S&P/Fitch)	BBB- (stable) /BBB+ (stable) (S&P/Fitch)
Minimum denomination:	$2,000 and integral multiples of $1,000 in excess thereof	$2,000 and integral multiples of $1,000 in excess thereof	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC	J.P. Morgan Securities LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC	J.P. Morgan Securities LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC
Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Mizuho Securities USA LLC MUFG Securities Americas Inc. Truist Securities, Inc.	Barclays Capital Inc. BNP Paribas Securities Corp. Mizuho Securities USA LLC MUFG Securities Americas Inc. Truist Securities, Inc.	Barclays Capital Inc. BNP Paribas Securities Corp. Mizuho Securities USA LLC MUFG Securities Americas Inc. Truist Securities, Inc.

(1) The Issuer expects that delivery of the notes will be made against payment therefor on or about May 26, 2021, which will be the tenth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day before settlement should consult their own advisor.

Changes from the Preliminary Prospectus Supplement

The second sentence of the first paragraph on page S-15 of the Issuer’s preliminary prospectus supplement dated May 12, 2021 has been replaced with the following:

We currently intend to use the net proceeds we receive from the sale of the notes and our expected new term loan facility in an aggregate principal amount of $1 billion, together with our existing cash and cash equivalents, to finance the cash consideration of $2.75 billion for the Acquisition. Our entry into the new term loan facility is not a condition to the completion of this offering.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed an automatic shelf registration statement, including a prospectus dated May 10, 2021 (File No. 333-255945) and a preliminary prospectus supplement dated May 12, 2021 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll-free at 1-866-846-2874, BofA Securities, Inc. toll-free at 1-800-294-1322 or Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, at 1-866-471-2526.